06013002

Morgan

The Morgan Crucible Company plc

28th April 2006

Quadrant, 55-57 High Street,
Windsor, Berkshire SL4 1LP
Telephone: 01753 837000
Telefax: 01753 850872
www.morgancrucible.com

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

SEC MAIL PROCESSING RECEIVED MAY 01 2006 WASH. DC 209 SECTION

SUPPL

Re: The Morgan Crucible Company plc – File No. 82-3387

Ladies and Gentlemen:

The enclosed material is furnished pursuant to Rule 12g3-2(b) on behalf of The Morgan Crucible Company plc (the 'Company'), File No.82-3387.

Such material shall not be deemed to be 'filed' with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended (the 'Act').

The furnishing of any such material shall not constitute an admission for any purpose that the Company is subject to the Act.

Sincerely,

David Coker
Company Secretary

PROCESSED
MAY 02 2006
THOMSON FINANCIAL

Enclosure

5/2

Regulatory Announcement

Go to market news section

Company	Morgan Crucible Co PLC
TIDM	MGCR
Headline	Document Viewing Facility
Released	10:49 28-Apr-06
Number	1723C

ISSUER	**FILE NO.**
The Morgan Crucible Company plc	82-3387

The Morgan Crucible Company plc

28th April 2006

A copy of the Resolutions (other than the resolutions concerning ordinary business) passed at the Company's Annual General Meeting on 21st April 2006 have been submitted to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority Document Viewing Facility which is situated at:

UK Listing Authority, The Financial Services Authority, 25 The North Colonnade, Canary Wharf, London E14 5HS.

END

Close

Regulatory Announcement

Go to market news section

Company	Morgan Crucible Co PLC
TIDM	MGCR
Headline	Rugby Site Visit
Released	09:00 24-Apr-06
Number	8379B

ISSUER	**FILE NO.**
The Morgan Crucible Company plc	82-3387

RNS Number:8379B
Morgan Crucible Co PLC
24 April 2006

24th April 2006

Rugby (Technical Ceramics) Site Visit

The Morgan Crucible Company plc ("Morgan") is today hosting a site visit for investors at its Rugby plant in the UK. A general presentation will be made on the Morgan Crucible and the Technical Ceramics businesses and there will be a tour of the site.

No material new information will be disclosed during the visit, nor will there be any statement on current trading.

Enquiries:

The Morgan Crucible Company plc 01753 83 7000
Victoria Gould

Finsbury 020 7251 3801
Robin Walker

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

Regulatory Announcement

Go to market news section

Company	Morgan Crucible Co PLC
TIDM	MGCR
Headline	AGM voting results
Released	16:23 21-Apr-06
Number	8351B

ISSUER
The Morgan Crucible Company plc

FILE NO.
82-3387

RNS Number:8351B
Morgan Crucible Co PLC
21 April 2006

AGM VOTING RESULTS

Company Name:	The Morgan Crucible Company plc
Meeting Date:	21/04/2006
Number of cards (shareholders) at meeting date:	23
Issued share capital at meeting date:	293,369,193
Number of votes per share:	one
Meeting type AGM/EGM:	AGM

Resolution (No. as noted on proxy form)	Shares For	Sha Discretion
1.To receive the Report of the Directors and the Accounts for the year ended 4th January 2006	162,599,584	1,731,
2. To approve the Remuneration Committee Report, as set out in the Report and Accounts for the year ended 4th January 2006	121,292,709	1,750,
3. To declare a Final Dividend at the rate of 2.5p per share on the ordinary share capital of the Company for the year ended 4th January 2006 payable on 6th July 2006 to shareholders on the register at the close of business on 2nd June 2006.	163,854,781	1,731,
4. To re-elect Mr. W.D. Knowlton as a director	161,796,669	1,767,
5. To reappoint KPMG Audit Plc as Auditors of the Company until the conclusion of the next general meeting at which accounts are laid before the members and authorise the Directors to determine their remuneration.	149,598,956	1,748,
6. That the authority conferred on the directors of the Company by Article 8(3) of the Company's Articles of Association be renewed for the period expiring 15 months after the date of passing this resolution or	163,316,551	1,763,

until the next Annual General Meeting, whichever shall first occur, and for that period the "section 80 amount" is £24,444,010 representing one third of the issued ordinary share capital of the Company

7. 'THAT subject to the passing of resolution 6 the authority conferred on the directors of the Company by Article 8(4) of the Company's Articles of Association be renewed for the period expiring 15 months after the date of passing this resolution and for that period the "section 89 amount" is £3,666,601. representing just less than 5% of the issued ordinary share capital of the Company'	163,675,909	1,765,
8. 'THAT the directors of the Company be and they are hereby generally and unconditionally authorised for the purpose of Section 163 of the Companies Act 1985 (the 'Act') to make one or more market purchases (within the meaning of Section 163(3) of the Act) of ordinary shares of 25p each in the issued share capital of the Company ('ordinary shares') provided that: (a) the maximum aggregate number of ordinary shares authorised to be purchased is 29,303,479 representing 9.99 per cent of the issued ordinary share capital of the Company; (b) the minimum price which may be paid for an ordinary share (exclusive of expenses) is 25p; (c) the maximum price which may be paid for an ordinary share (exclusive of expenses) is an amount equal to 105 per cent of the average of the middle market quotations for an ordinary share as derived from the London Stock Exchange Daily Official List for the five business days immediately preceding the day on which the purchase is made; (d) Unless previously renewed, varied or revoked this authority shall expire 15 months from the date of the passing of this resolution or at the conclusion of the next Annual General Meeting (whichever is the sooner); and (e) the Company may make a contract to purchase ordinary shares under this authority which will or may be executed wholly or partly after the expiry of this authority and may make a purchase of ordinary shares in pursuance of such a contract.'	163,776,659	1,757,

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close